UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on environmental licensing process

—

Rio de Janeiro, May 18, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has received news about IBAMA's rejection, yesterday, of the environmental licensing process for Block FZA-M-59 in Amapá Águas Profundas. The company also informs that it has not been officially notified by the agency, and as soon as it is notified it will formulate a request for reconsideration at the administrative level.

Petrobras understands that it has strictly followed all the requirements of the licensing process and all the resources mobilized in Amapá and Pará for the Pre-Operational Assessment (simulated to test the emergency response plans) were done strictly in accordance with IBAMA's decisions and approvals.

The development of this block is a commitment made by Petrobras to the ANP, which will incur a contractual fine if it is not carried out.

The company remains committed to the development of the Brazilian Equatorial Margin, recognizing the importance of new frontiers to ensure the country's energy security and the resources needed for a fair and sustainable energy transition. To supply Brazil's future demand for oil, the country will have to look for new sources in addition to the pre-salt.

In this sense, Petrobras is making efforts to obtain the drilling license in the Potiguar Basin, as planned in its Strategic Plan 2023-27, as well as the execution of exploration projects planned in Brazil and abroad.

As a result of this decision, the rig and the other resources mobilized in the region of Block FZA-M-59 in the next few days will be directed to the company's activities in the Southeastern Basins.

Petrobras reaffirms that the well that is the object of this licensing is located 175 kilometers off the coast of Amapá and more than 500 kilometers away from the mouth of the Amazon River.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Equatorial Margin
Amapá Deep Waters
Amazon River Basin
-3.000 m
-2.500 m
-2.000 m
-1.000 m
-400 m
-100 m
GUIANA FRANCESA
AMAPÁ
Pará-Maranhão Basin
Barreirinhas Basin
Ceará Basin
Potiguar Basin
Portfolio Blocks
Petrobras Operator
Petrobras Non-Operator
Other Companies
PARÁ
MARANHÃO
PIAUÍ
CEARÁ
RIO GRANDE DO NORTE
N
km
0 25 50
PETROBRAS

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer